

Hempzene

**Natural Solutions Direct Inc
Hempzene Division of Nature Refined LLC**

Consolidated Financial Statements

As of September 30, 2020

HEMPZENE (Consolidated)
Balance Sheet
As of September 30, 2020

	Sep 30, 20
ASSETS	
Current Assets	
Checking/Savings	11,433
Accounts Receivable	42,993
Other Current Assets	50,932
Total Current Assets	105,358
TOTAL ASSETS	**105,358**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	139,804
Long Term Liabilities	150,000
Total Liabilities	289,804
Equity	
Capital Stock	400
Net Income	-184,847
Total Equity	-184,447
TOTAL LIABILITIES & EQUITY	**105,358**

HEMPZENE (Consolidated)
Statement of Operations
As of September 30, 2020

	Hempzene div of Nature Refined LLC		Natural Solutions Direct Inc		TOTAL	
Ordinary Income/Expense						
Income	$	317,985	$	173,267	$	491,252
Cost of Goods Sold	$	57,507	$	27,290	$	84,797
Gross Profit	$	260,478	$	145,978	$	406,455
Expense						
General and Administrative	$	1,388	$	-	$	1,388
Marketing and Advertising	$	269,339	$	139,452	$	408,791
Operating and Maintenance	$	84,520	$	71,347	$	155,867
Taxes & Insurance	$	225	$	25	$	250
Expense	$	355,472	$	210,824	$	566,297
Net Ordinary Income	$	(94,995)	$	(64,847)	$	(159,841)
Other Income/Expense						
Other Expense	$	25,005	$	-	$	25,005
Net Other Income	$	(25,005)	$	-	$	(25,005)
Net Income	$	**(120,000)**	$	**(64,847)**	$	**(184,847)**

HEMPZENE (Consolidated)
Statement of Operations
As of September 30, 2020

	Jul - Dec 19	Jan - Sep 20	TOTAL
Ordinary Income/Expense			
Income	$ 23,696	$ 467,557	$ 491,252
Cost of Goods Sold	7,988	76,809	84,797
Gross Profit	15,708	390,748	406,455
Expense			
General and Administrative	0	1,388	1,388
Marketing and Advertising	43,143	365,648	408,791
Operating and Maintenance	4,633	151,234	155,867
Taxes & Insurance	225	25	250
Expense	48,001	518,296	566,297
Net Ordinary Income	-32,293	-127,548	-159,841
Other Income/Expense			
Other Expense	0	25,005	25,005
Net Other Income	0	-25,005	-25,005
Net Income	$ (32,293)	$ (152,553)	$ (184,847)

HEMPZENE (Consolidated)
STATEMENT OF STOCKHOLDERS' EQUITY
As of September 30, 2020

Natural Solutions Direct Inc

	Class A Common Stock		Accumultaed Deficet	Stockholders' Deficiet
	Shares	Amount		
June 24, 2020 ("Inception")	0	$ -	$ -	$ -
Issuance of Founder shares	400,000	400		400
Net Loss			-184,847	
As of September 30, 2020	400,000	$ 400	$ (184,847)	$ 400

HEMPZENE (Consolidated)
Statement of Cash Flows
As of September 30, 2020

	Jul - Dec 19	Jan - Sep 20
OPERATING ACTIVITIES		
Net Income	-32,293	-152,553
Adjustments to reconcile Net Income		
to net cash provided by operations:		
Accounts Receivable	-17,849	-25,144
Inventory Asset	-10,745	-40,187
Accounts Payable	58,610	77,876
Accrued Expenses	7,765	-4,447
Net cash provided by Operating Activities	37,781	8,098
FINANCING ACTIVITIES		
Note Payable	0	150,000
Capital Stock		400
Net cash provided by Financing Activities	0	150,400
Net cash increase for period	5,488	5,945
Cash at beginning of period		5,488
Cash at end of period	**5,488**	**11,433**

HEMPZENE (Consolidated)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

January through September 2020

Natural Solutions Direct, Inc. (the "Company," "Natural Solutions Direct," "we" or "us"), organized in Delaware on June 24, 2020, is a company which distributes and markets the brand Hempzene along with other natural supplements. Our goal is to expand our brand, grow our product offering, and strengthen our customer base

Hempzene division of Nature Refined LLC is a company that developed, tested, and launched Hempzene.Om July 1, 2020 Hempzene was sold to Natural Solutions Direct Inc.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts receivable:

Accounts receivable primarily consists of a portion of consumer sales held in reserve by credit card processors. Management experience suggests that losses on account are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on accounts receivables. The company has had zero losses on account to date.

Inventory:

The company's inventory includes finished goods that are being held for sale. Management's experience suggests that losses due to obsolescence or spoilage of inventory items are likely to be infrequent. Therefore, no amount has been recognized in the statements as a reserve for losses on inventory.

Cost of Sales

Cost of sales includes costs of inventory items and other supplies sold to the company's customers, including shipping and handling expenses.

Advertising Costs

The company expenses direct advertising costs as incurred.

INCOME TAXES

The Company is subject to tax filing requirements in the federal jurisdiction of the United States.

HEMPZENE (Consolidated)

NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

January through September 2020

EQUITY BASED COMPENSATION

The Company plans to provide an emolyee stock program for the purposes of attracting and retaining both qualified employees as well as board advisory members.

NOTES PAYABLE

The company currently has a note payable to Nature Refined LLC on the balance sheet.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality institutions and at times may exceed the amount of insurance provided on such deposits.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before July 24, 2020, the date for which the financial statements were available to be issued.